# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Homes Group, Inc., CIK 0001830188
CUSIP: 91060H108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 917 CHAPIN ROAD, CHAPIN, South Carolina (SC), 29036
Date of event which requires filing of this statement: 12/11/2024
Amends the filing with accession number 0001104659-23-011271
Filed by CIK 0001139257
Persons authorized to receive notices and communications: David T. Hamamoto, 250 Park Ave., 7th Floor, New York, New York (NY), 10177, 212-572-6260

## Reporting persons
- David T. Hamamoto (CIK 0001139257): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 3,134,826; shared voting power 0; sole dispositive power 3,134,826; shared dispositive power 0; aggregate amount beneficially owned 3,134,826 (13.8% of the class)
  Comment: With respect to rows (7), (9) and (11): consists of (i) 2,038,347 shares of Class A common stock of the Issuer (defined below), par value $0.0001 per share (the Class A Common Shares), and (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants. Each private placement warrant will be exercisable to purchase one Class A Common Share at a price of $11.50 per share, subject to adjustment, 30 days after the closing date of the business combination (the Business Combination) described in the registration statement on Form S-4 (File No. 333-267820) filed by DiamondHead Holdings Corp. (the Former Issuer) with the U.S. Securities and Exchange Commission (the Commission), which was declared effective on February 14, 2023 and includes a proxy statement/prospectus of the Former Issuer (the Definitive Proxy), and such warrants expire five years after the completion of the Business Combination as described in the Definitive Proxy in the section titled Description of Capital Stock of the Post-Combination Company--Warrants--Private Placement Warrants.
  
  With respect to row (13): based on (i) 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, as reported in the Issuer's prospectus supplement, dated December 5, 2024, filed by the Issuer with the Commission on December 6, 2024, plus (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants.
  
  Explanatory Note:
  
  This Amendment No. 2 (this Amendment No. 2) supplements the information set forth in the Schedule 13D filed by David T. Hamamoto (the Reporting Person) and DHP SPAC-II Sponsor LLC with the U.S. Securities and Exchange Commission (the Commission) on February 6, 2023, as amended by Amendment No. 1 thereto filed on April 10, 2023 and this Amendment No. 2 (the Schedule 13D) with respect to the shares of Class A common stock, par value $0.0001 (the Class A Common Shares), of United Homes Group, Inc. (f/k/a DiamondHead Holdings Corp.), a Delaware corporation (the Issuer).
  
  This Amendment No. 2 is being filed to reflect a decrease in the Reporting Person's beneficial ownership of more than 1 percent of the outstanding Class A Common Shares, as a result of an increase in the outstanding Class A Common Shares. The Reporting Person's beneficial ownership percentage has been calculated based on (i) 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, as reported in the Issuer's prospectus supplement, dated December 5, 2024, filed by the Issuer with the Commission on December 6, 2024, plus (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants.
  
  The Issuer's principal executive offices are located at principal executive offices are located at 90 N Royal Tower Drive, Irmo, South Carolina.
  
  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
  
  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
  
  The Schedule 13D is hereby supplementally amended as follows:

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: United Homes Group, Inc.
Address of issuer's principal executive offices: 917 CHAPIN ROAD, CHAPIN, South Carolina (SC), 29036

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The Reporting Person, a natural person, is the managing member of Diamond Head Partners LLC. Mr. Hamamoto is a citizen of the United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Hamamoto to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The Reporting Person's beneficial ownership percentage has been calculated based on (i) 21,607,007 Class A Common Shares issued and outstanding as of December 11, 2024, as reported in the Issuer's prospectus supplement, dated December 5, 2024, filed by the Issuer with the Commission on December 6, 2024, plus (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants.

(a)-(b) Mr. Hamamoto is the record holder and beneficial owner of 2,038,347 Class A Common Shares and (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: (a)-(b) Mr. Hamamoto is the record holder and beneficial owner of 2,038,347 Class A Common Shares and (ii) 1,096,479 Class A Common Shares issuable upon the exercise of 1,096,479 private placement warrants.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3, 4 and 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, Mr. Hamamoto has not effected any transactions in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Business Combination Agreement, dated as of September 10, 2022, by and among the Issuer, Merger Sub and GSH (incorporated by reference to Exhibit 2.1 to the Definitive Proxy). (https://www.sec.gov/Archives/edgar/data/1830188/000110465922107751/dhhcu-20220630xs4.htm#AnnexA_209057)

Sponsor Support Agreement, dated as of September 10, 2022, by and among the Issuer, Sponsor, GSH and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 12, 2022). (https://www.sec.gov/Archives/edgar/data/1830188/000110465922099077/tm2224698d1_ex10-1.htm)

Form of Amended and Restated Registration Rights Agreement, by and among the Issuer, Sponsor and certain other stockholders of the Issuer and certain former stockholders of GSH (incorporated by reference to Exhibit 10.10 to the Definitive Proxy). (https://www.sec.gov/Archives/edgar/data/1830188/000110465922107751/dhhcu-20220630xs4.htm#AnnexD_444831)

## Signatures
- David T. Hamamoto: /s/ David T. Hamamoto, David T. Hamamoto (12/16/2024)